EXHIBIT 99.1

Innate Pharma Highlights Antibody Drug Conjugate IPH4502 Abstract Selected For The AACR 2025 Annual Meeting

Marseille, France, March 26, 2025, 7:00 A.M. CET

•IPH4502 is a novel and differentiated exatecan ADC targeting Nectin-4, currently investigated in a Phase 1 clinical trial in advanced solid tumors.
•IPH4502 demonstrated preclinical anti-tumor efficacy in models of primary and acquired resistance to enfortumab vedotin and in tumors with low to moderate levels of Nectin-4 expression, extending its potential beyond urothelial carcinoma.
•Jonathan Dickinson, CEO of Innate, to present in a Showcase Session at the AACR Oncology Industry Partnering Event

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that an abstract regarding IPH4502, its novel and differentiated topoisomerase I inhibitor Antibody Drug Conjugate (ADC) targeting Nectin-4, has been selected for the American Association for Cancer Research (AACR) Annual Meeting 2025, taking place April 25-30 in Chicago, Illinois.

In addition, Jonathan Dickinson, CEO of Innate Parma, will present in a showcase session at the AACR Oncology Industry Partnering Event, to give an update on Innate’s pipeline and strategy.

Presentation details

AACR 2025 ANNUAL MEETING

IPH4502, a differentiated Nectin-4 exatecan antibody-drug conjugate
Abstract Number: 5443
Session Type: Poster session
Session Category: Experimental and Molecular Therapeutics
Session Title: Antibody-Based Cancer Therapeutics 3
Session Date/Time: Tuesday Apr 29, 2025 2:00 PM – 5:00 PM

More information can be found on the AACR website.

AACR ONCOLOGY INDUSTRY PARTNERING EVENT

Showcase Session 2 | W192
Presenter: Jonathan Dickinson, Chief Executive Officer
Date and Time: Thursday Apr 24, 2025 4:50 PM
Location: McCormick Place Convention Center West Building, Chicago, Illinois

More information can be found on the AACR Oncology Industry Partnering Event website.

About IPH4502

IPH4502 is a novel and differentiated topoisomerase I inhibitor Antibody Drug Conjugate (ADC) conjugated to exatecan targeting Nectin-4, a cell adhesion molecule that is overexpressed in several types of solid tumors, such as urothelial carcinoma, breast cancer, non-small cell lung cancer or gastro-intestinal tract cancer.

IPH4502 is currently investigated in a Phase 1 trial in advanced solid tumors. The Phase 1 trial includes a dose escalation part 1 and a dose optimization part 2 and will assess the safety, tolerability, and preliminary efficacy of IPH4502 in different solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers. The study plans to enroll approximately 105 patients.

In preclinical models, IPH4502 demonstrates strong bystander killing effect, and efficient internalization, enabling a potent anti-tumor activity in models with various Nectin-4 expression levels. Additionally, IPH4502 shows efficacy in models resistant to MMAE-ADC. These results support its potential for development beyond UC and in cancer patients treated with MMAE-based ADCs.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).

Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu